September 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Babette Cooper, Wilson Lee, Gregory Herbers and James Lopez

Re:	PepperLime Health Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted August 9, 2021

CIK No. 0001873324

Ladies and Gentlemen:

PepperLime Health Acquisition Corporation (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 3, 2021, regarding the Company’s Draft Registration Statement on Form S-1 which was submitted on August 9, 2021 (the “Draft Registration Statement”). We are concurrently filing via EDGAR the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

Registration Statement on Form S-1

General

1.	We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 19,050,949 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

In response to the Staff’s comment, we have amended our Capitalization disclosure on pg. 91 of the Registration Statement to show the issued Class A ordinary shares in temporary equity, as shares subject to possible redemption.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further questions or comments, please feel free to contact me at (650) 618-9243 or sarah.solum@freshfields.com.

Sincerely,

/s/ Sarah K. Solum
Sarah K. Solum, Esq. Freshfields Bruckhaus Deringer US LLP

cc: cc:

PepperLime Health Acquisition Corporation

Ramzi Haidamus

Freshfields Bruckhaus Deringer US LLP

Valerie Ford Jacob, Esq.

Andrea Merediz Basham, Esq.

Sebastian L. Fain, Esq.

DLA Piper LLP (US)

Renée Delphin-Rodriguez, Esq.